Zodiac Exploration Inc. TSX VENTURE: ZEX

December 29, 2010

Zodiac Exploration Announces Spudding of Initial Evaluation Well in Kings County, California

CALGARY, ALBERTA--(Newswire December 29, 2010) - Zodiac Exploration Inc. ("Zodiac" or the "Company") (TSX VENTURE: ZEX) announces drilling operations commenced on its initial evaluation well in Kings County, California on December 25, 2010.  The well is anticipated to take up to 80 days to drill and complete with drilling operations expected to take approximately 50 days and completions operations expected to take up to 30 days to perform.   The well has been designed with a conservative approach with a primary goal of obtaining important geological and engineering data.  It has also been designed to allow for it to be potentially sidetracked in the future.  The current plan is to extract approximately 300 feet of core, obtain state-of-the-art electric logs and test up to four individual zones.  The number of tests will be dependent on the data gathered while drilling the well.  The Company will be paying for 100% of the drilling and completion costs of this well which will satisfy the Company’s earning obligations with respect to the Jaguar prospect.  The well is designed to be drilled to a depth of approximately 15,000 feet which will allow the Company to evaluate the Monterey, Vaqueros (including the Whepley) and Kreyenhagen formations in this area.

“We are very excited about getting this well spudded over the holidays especially given the very difficult weather conditions experienced in San Joaquin Valley in California over the past couple of weeks.  We believe this well will provide us with invaluable information which will set the stage for our operations for the next 12 to 18 months.  Our objective is to gather the maximum amount of data possible in order for us to rank the prospective zones.  While we currently anticipate spudding the second well shortly after the completion of our initial well the exact timing and design of our second operation will be refined based on the information gathered in the first operation”, stated Murray Rodgers, President and CEO.

About Zodiac

Zodiac is a Calgary based company formed to explore for and eventually develop and produce oil and gas assets in North America with a focus on the San Joaquin Basin in California.  Zodiac has accumulated a land base of approximately 80,000 net acres in Kings County California, which includes approximately 16,000 acres pending the closing of an acquisition announced on November 3, 2010.  Zodiac believes that these lands contain both unconventional (low permeability) and conventional prospects.  The primary prospect on these lands is characterized as naturally fractured, low permeability sandstone and shale package contained in the Vaqueros and Whepley formations referred to as the Jaguar prospect.

Forward Looking Statements

This press release contains certain forward-looking statements and forward-looking information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities laws. All statements other than statements of historical fact are forward-looking statements. Forward-looking information typically contains statements with words such as "anticipate", "believe", "plan", "continuous", "estimate", "expect", "may", "will", "project", "should", or similar words suggesting future outcomes. In particular, this press release contains forward-looking statements pertaining to the following: the Company's planned 2011 capital budget, including anticipated time to complete drilling and completions operations on the Company’s initial evaluation well; the testing and evaluation of various zones and formations within the Company’s initial evaluation well; and the spudding of the Company’s second well.

Forward-looking information is based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors (many of which are beyond the control of Zodiac) that could cause actual events or results to differ materially from those anticipated in the forward-looking information. Some of the risks and other factors could cause results to differ materially from those expressed in the forward-looking information include, but are not limited to: operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, acquisitions of reserves and resources, undeveloped lands, skilled personnel and supplies; risks associated to the uncertainty of reserve estimates; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other difficulties in producing reserves; the uncertainty of estimates and projections of production, costs and expenses; unanticipated operating events or performance which can reduce production or cause production to be shut in or delayed; incorrect assessments of the value of acquisitions; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; access to capital; and other factors. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding, among other things: the timing and costs of drilling, completion, facility and pipeline expenditures; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; the ability of the Company to obtain and retain qualified staff, equipment and services in a timely and cost efficient manner; and the general stability of the economic and political environment in which the Company operates. Readers are cautioned that the foregoing list of factors is not exhaustive.

The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Zodiac does not undertake any obligation to update or revise any forward-looking statements to conform such information to actual results or to changes in our expectations except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward-looking information.

* Unless otherwise noted all figures are denominated in $US currency

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information, please contact

Zodiac Exploration Inc.
Murray Rodgers
President & CEO
(403) 444-7844

or

Zodiac Exploration Inc.
Randy Neely
Chief Financial Officer
(403) 444-7848
www.zodiacexploration.ca